EXHIBIT 99.1

POET Technologies Announces ZKTel as Customer and Collaborator

TORONTO, Jan. 03, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center, telecommunication and artificial intelligence markets, today announced that Shaoxing ZKTel Equipment Co. (“ZKTel”), which supplies optical computer equipment such as modules and transceivers to Tier 1 companies in China’s datacom and mobile networking industries, is one of the lead customers for POET’s 100G optical engines.

POET and ZKTel have been collaborating to develop a 100G CWDM4 optical transceiver module using POET optical engines supplied by POET’s joint venture company, Super Photonics Xiamen (SPX). Each module contains a 100G CWDM4 transmit and a receive engine with monolithically integrated MUX and DMUX, directly modulated lasers (DMLs), and high-speed photodiodes. POET developed the product to suit ZKTel’s desired designs, demonstrating the flexibility of the optical interposer technology.

“We have been working with ZKTel for more than a year and are pleased to announce a design win for POET with another module supplier that will go into production in 2024,” said Dr. Suresh Venkatesan, POET’s Chairman and CEO. “ZKTel is a highly respected and significant player in the China datacom industry and to collaborate with them through SPX is further validation of POET’s commercial and technical strategy. ZKTel has a robust product portfolio and an expansive number of end users. Through this collaboration, POET and SPX have a roadmap with ZKTel that goes beyond the initial 100G CWDM optical engine sales.”

“At ZKTel, we are very pleased with the results we have seen with POET’s design and how it helps us meet the demands of our customers. We have been testing the optical engines internally and with our customers and the feedback has been excellent,” says James Wang, CEO of ZKTel. “We look forward to a long, prosperous relationship with the POET and SPX teams, and to deploying these products to increase the market share for ZKTel.”

ZKTel’s decision to move into single-mode optics sparked their interest in POET. The Company was an attractive choice because of the low capital expenditure and elegant architecture required to adopt the optical interposer. POET creates a low barrier to entry into the single-mode optics marketplace for ZKTel. In the production phase, SPX assembles and tests the optical engines at its state-of-the-art facility and ships optical engines to customers such as ZKTel. Customers use optical engine production samples to complete their internal qualification and start sampling modules to their end customers. This cycle typically takes 6 to 9 months before high-volume production can be expected. However, since ZKTel is in advanced stages of its module development, ZKTel expects to ramp to volume production in the second half of 2024.

About POET Technologies Inc.

POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™, a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

About Shaoxing ZKTel Equipment Co.

ZKTel specializes in high-end optical chips, optical components, optical modules (155M-800Gbps) and intelligent testing equipment. The company has a senior R&D team in the industry mainly with doctoral and master’s degrees, focusing on product R&D and manufacturing in optical communication. With its own brand, “ZKTel”, the company’s products are widely used in data communication networks, transmission networks, metropolitan backbone networks, data centers, 4G/5G mobile base stations, face recognition, auto-driving and other fields. ZKTel has dust-free workshops. The company has been certified by ISO9001, ISO14001, ISO45001, ISO10012, ANSI ESD S20.20 and intellectual property standard implementation management system; at the same time, optical transceivers and components products have obtained TUV, CE, FCC, ROНS, LVD and other certifications. The company has been successively recognized as 'National high-tech enterprise', 'Zhejiang Science and technology enterprise', 'Zhejiang credit management model enterprise', 'Zhejiang growth science and technology top 100 enterprise', 'Zhejiang invisible champion cultivation enterprise', 'Zhejiang AAA Contract abiding and trustworthy enterprise', 'Provincial high-tech enterprise research center' and 'Provincial enterprise technology center', 'Provincial enterprise research institute', 'Yuecheng district mayor Quality Award'.

Media Relations Contact: Adrian Brijbassi adrian.brijbassi@poet-technologies.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to market size, the capability, functionality, performance and cost of the Company’s technology, the capabilities and expected success of its joint venture, as well as the timing and inclusion of its technology in customer’s current and future products.

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